EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

DECEMBER 31, 2001
Consolidated net income available for common units	$262,430
Gain on land and depreciated property sales	(45,708)
Recurring principal amortization	10,043
Interest expense (excludes amortization of deferred financing fees)	109,241
earnings before debt service	336,006

Interest expense (excludes amortization of deferred financing fees)	$109,241
Recurring principal amortization	10,043
total debt service	119,284

DEBT SERVICE RATIO	2.82